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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Hubbell Incorporated
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                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    443510102
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                                 (CUSIP Number)

Richard W. Davies, 584 Derby Milford Road, Orange, CT 06477  Phone (203)799-4230
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 17, 2003
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             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                     STATEMENT PURSUANT TO RULE 13d-1 OF THE
                     GENERAL RULES AND REGULATIONS UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


This Amendment No. 1 is being filed to update disclosures previously made pursuant to Items 4, 6 and 7 of this Schedule 13D.


Item 4. Purpose of Transaction

Andrew McNally IV, G.J. Ratcliffe and Richard W. Davies, as Trustees under a Trust Indenture dated September 2, 1957 made by Louis E. Roche (the "Roche Trust"), and Andrew McNally IV, G.J. Ratcliffe and Richard W. Davies, as Trustees under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell (the "Hubbell Trust"), have determined to implement a diversification plan that is expected to result in the disposition of a portion of the Class A Common Stock, par value $.01 per share (the "Class A Stock"), of Hubbell Incorporated, a Connecticut corporation, owned by the Roche Trust and the Hubbell Trust (the "Diversification Plan").

The Diversification Plan is expected to result in the sale, in market transactions pursuant to Rule 144 under the Securities Act of 1933, over a period of four years, of up to 656,220 shares of Class A Stock by the Roche Trust (the "Roche Shares") and up to 445,400 shares of Class A Stock by the Hubbell Trust (the "Hubbell Shares"). The Roche Shares and the Hubbell Shares represent in the aggregate approximately 11.4 percent of the issued and outstanding shares of Class A Stock. To implement the Diversification Plan, the Roche Trust and the Hubbell Trust have entered into a Planned Sales Agreement, dated as of September 17, 2003 with Putnam Trust Company. The Planned Sales Agreement provides for sales to be made on behalf of the Roche Trust and the Hubbell Trust in accordance with Rule 10b5-1(c) under the Securities Exchange Act of 1934.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.


Item 7.   Material to be Filed as Exhibits

Exhibit 1: Planned Sales Agreement, dated as of September 17, 2003, among the
           Roche Trust, the Hubbell Trust and The Bank of New York, Putnam Trust Division.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:  September 17, 2003                                /s/Richard W. Davies
                                                          --------------------
                                                          Richard W. Davies